United States Cellular Corporation

8410 W. Bryn Mawr Ave., Suite 700

Chicago, IL  60631

773-399-8900

Fax:  773-399-8936

VIA EDGAR/IDEA

May 29, 2009

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	United States Cellular Corporation
Form 10-K for the Fiscal Year ended December 31, 2008
Filed February 26, 2009
File No. 1-09712

Dear Mr. Spirgel:

We have received your letter dated May 27, 2009 relating to the above referenced filing. This letter is to advise you that we are currently preparing responses to your comments and will seek to respond fully no later than June 24, 2009.  The company is requesting additional time to respond for the following reasons.  The company needs sufficient time to consider the comments and to prepare appropriate thoughtful and thorough responses to each of the staff’s eight comments and clear these internally with all appropriate personnel, including financial reporting and accounting policy departments, the principal accounting officer, the principal financial officer and the principal executive officer.  Thereafter, the company’s proposed responses to the staff’s comments need to be reviewed by the company’s independent registered public accounting firm and reflect any comments it may have.  In addition, the timeline includes time for communication with the audit committee.   Accordingly, the company is requesting additional time to respond to the staff’s comments so that it can satisfy all necessary and appropriate controls and procedures in finalizing and approving the responses.  In the interim, if you have any questions or comments, please contact the undersigned at (773) 399-4850.

Yours truly,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President — Finance,
Chief Financial Officer and
Treasurer